[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]

Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

October 9, 2014	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

VIA EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Ottawa Savings Bancorp, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 22, 2014 File No. 000-51367

Dear Ms. McHale:

On behalf of Ottawa Savings Bancorp, Inc. (the “Company”) enclosed please find a revised preliminary proxy statement on Schedule 14A that is being filed in response to the staff’s comment letter dated August 27, 2014. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Proposal 1 – Issuance of Additional Shares of Our Common Stock Pursuant to the Merger

We Will Issue Additional Shares to Ottawa Savings Bancorp MHC, page 27

Comment No. 1

Please provide more information regarding the merger, including:

(a)	why the board of Twin Oaks has approved the merger despite the fact that no consideration will be paid:

(b)	the amount of Ottawa Savings Bancorp MHC’s ownership interest after the proposed issuance of the common stock and the completion of the merger; and

Ms. Kathryn McHale

Senior Staff Attorney

U.S. Securities and Exchange Commission

October 9, 2014

(c)	if Ottawa Savings Bancorp MHC’s ownership interest will increase as a result of the proposal and the merger, provide a more detailed explanation of the potential benefits and drawbacks to shareholders.

Response to Comment No. 1

Please see the additional requested disclosure on page 27 of the revised proxy statement.

Comment No. 2

Please revise your proxy statement to include two years of audited financial statements for Twin Oaks Savings Bank. Please refer to section 1140.3 of the Division of Corporation Finance Financial Reporting Manual.

Response to Comment No. 2

As discussed with the Commission’s accounting staff, only one year of audited financial statements for Twin Oaks is required under Section 8-04 of Regulation S-X. Section 8-04(b) of Regulation S-X provides that, in determining which financial statements of Twin Oaks are to be presented in the Company’s proxy statement, the Company must compare:

(1)	its investments in and advances to Twin Oaks to the Company’s total consolidated assets as of the end of the most recently completed fiscal year;

(2)	its proportionate share of the total assets (after intercompany eliminations) of Twin Oaks to the Company’s total consolidated assets as of the most recently completed fiscal year; and

(3)

its equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of Twin Oaks exclusive of amounts attributable to any noncontrolling interests to such income of the Company for the most recently completed fiscal year.

Section 8-04(c) of Regulation S-X provides that: (i) if none of the conditions specified above exceeds 20%, financial statements of Twin Oaks are not required; (ii) if any of the conditions specified above exceeds 20%, but none exceeds 40%, financial statements of Twin Oaks are required for the most recent fiscal year and any interim periods specified in Section 8-03 of Regulation S-X; and (iii) if any of the conditions specified above exceeds 40%, financial statements of Twin Oaks are required for the two most recent fiscal years and any interim periods specified in Section 8-03 of Regulation S-X.

Ms. Kathryn McHale

Senior Staff Attorney

U.S. Securities and Exchange Commission

October 9, 2014

For purposes of determining which financial statements are to be presented, Section 8-04(b) of Regulation S-X further provides that the Company must compare the most recent annual financial statements of Twin Oaks, which are for the fiscal year ended March 31, 2014, with the most recent annual financial statements of the Company, which are for the fiscal year ended December 31, 2013. As reflected below, a comparison of the Twin Oaks and Company financial statements as of those respective fiscal year ends reflects that the conditions specified in (2) and (3) above exceed 20% but do not exceed 40%. As a result, the Company’s proxy statement includes only one year of audited financial statements for Twin Oaks in accordance with the requirements of Section 8-04 of Regulation S-X.

Total Assets (dollars in thousands)

Twin Oaks Savings Bank (at March 31, 2014)	$ 67,948	= 39.83%
Ottawa Savings Bancorp, Inc. (at December 31, 2013)	170,610

Total Equity (dollars in thousands)

Twin Oaks Savings Bank (at March 31, 2014)	$ 6,661	= 31.00%
Ottawa Savings Bancorp, Inc. (at December 31, 2013)	21,486

*     *     *

The Company hereby acknowledges that:

●	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathryn McHale

Senior Staff Attorney

U.S. Securities and Exchange Commission

October 9, 2014

If you have any questions or further comments regarding the above-referenced filing, please contact the undersigned at 202.508.5852.

Very truly yours, KILPATRICK TOWNSEND & STOCKTON LLP /s/ Edward G. Olifer Edward G. Olifer

cc:	Jon Kranov, Ottawa Savings Bancorp, Inc.
Marc Kingry, Ottawa Savings Bancorp, Inc.
Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP